U.S. Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scandium International Mining Corp. (formerly EMC Metals Corp.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

268665106

(CUSIP Number)

Andrew Carlyle Greig

16/1 Macquarie St.

Teneriffe, QLD Australia 4005

61-407-323-700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 268665106

(1)	Names of Reporting Persons

Andrew Carlyle Greig

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

(3)	SEC Use Only

(4)	Source of Funds

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]

(6)	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power: 0

(8)	Shared Voting Power: 20,010,400(1)(2)

(9)	Sole Dispositive Power: 0

(10)	Shared Dispositive Power: 20,010,400(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

20,010,400 common shares(1)(2)

(1)	19,610,400 common shares are owned by Andrew Carlyle Greig.
(2)	Includes beneficial ownership of 400,000 common shares reserved for immediate issuance on exercise of options.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

(13)	Percent of Class Represented by Amount in Row (11)

8.9%

(14)	Type of Reporting Person (See Instructions)

IN

Item 1 Security and Issuer

This statement relates to the common stock of Scandium International Mining Corp. (the “Issuer”) having its principal executive office at 1430 Greg Street, Suite 501, Sparks, Nevada, 89431.

Item 2 Identity and Background

(a)	This statement is filed by Andrew Carlyle Greig (the “Reporting Person”).

(b)	The residence or business address of the Reporting Person is 16/1 Macquarie St., Teneriffe, QLD Australia 4005.

(c)	The Reporting Person is an Angel Capital Investor; identifying promising opportunities and providing capital, mentoring and advice through business start-up.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)	The Reporting Person has not, during the five years prior to the date hereof, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

Item 3 Source and Amount of Funds or Other Consideration

On August 18, 2015, the Issuer entered into a private placement subscription agreement (the “Subscription Agreement”) with the Reporting Person providing for the issuance of 19,610,400 common shares of the Issuer (the “Shares”) at a price of CAD$0.10 per Share for an aggregate cash purchase price of CAD$1,961,040. The Reporting Person used his personal assets to acquire the Shares.

Item 4. Purpose of Transaction

The Shares beneficially owned by the Reporting Person were acquired for the purpose of making an investment in the Issuer.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Issuer. Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer

(a)	The aggregate number of Shares of the Issuer deemed to be beneficially owned by the Reporting Person is 20,010,400, which consists of 19,610,400 Shares and 400,000 Shares reserved for immediate issuance on exercise of options. The Reporting Person’s ownership percentage is approximately 8.9% of the outstanding Shares of the Issuer. The ownership percentage is based upon 225,047,200 issued and outstanding Shares of the Issuer as of September 9, 2015, as provided by the Issuer.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)

On August 18, 2015, the Reporting Person purchased 19,610,400 Shares at a price of CAD$0.10 per Share for an aggregate cash purchase price of CAD$1,961,040.

On August 28, 2015, pursuant to the Issuer’s 2008 Stock Option Plan, the Reporting Person was granted incentive stock options to purchase up to 400,000 Shares of the Issuer at an exercise price of $0.115 per Share expiring on August 28, 2020.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by Andrew Greig.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On August 18, 2015, the Issuer entered into the Subscription Agreement with the Reporting Person providing for the issuance of 19,610,400 common shares at a price of CAD$0.10 per share.

On August 28, 2015, the Issuer granted incentive stock options (the “Options”) to the Reporting Person pursuant to the Company’s 2008 Stock Option Plan (the “Plan”). Pursuant to the Plan, the Reporting Person was granted Options to purchase up to 400,000 Shares of the Company at an exercise price of $0.115 per share until August 28, 2010.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2015

Date

/s/ Andrew Carlyle Greig

ANDREW CARLYLE GREIG